UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                 Three-year period ending 2000

             FORM U-12(I)-B (THREE-YEAR STATEMENT)

       STATEMENT PURSUANT TO SECTION 12(i) OF THE PUBLIC
        UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
         REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
          HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
           WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
              EXPENSES AS SPECIFIED IN RULE 71(b)

         (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.   Name and business address of person filing statement:

     ALAN J. NOIA
     10435 DOWNSVILLE PIKE
     HAGERSTOWN, MD  21740

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71:

          NONE

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

     ALLEGHENY  ENERGY, INC., A REGISTERED HOLDING  COMPANY,  AND
     CERTAIN  OF  ITS  SUBSIDIARY COMPANIES, INCLUDING  ALLEGHENY
     POWER SERVICE CORPORATION

4.   Position  or  relationship  in  which  the  undersigned   is
     employed or retained by each of the companies named in  Item
     3, and brief description of nature of services to be rendered in each such position or relationship:

     PRESIDENT,  CHAIRMAN, DIRECTOR AND CHIEF  EXECUTIVE  OFFICER
     (CEO) OF ALLEGHENY POWER SERVICE CORPORATION. POSITIONS HELD WITHOUT COMPENSATION: PRESIDENT, CHAIRMAN, DIRECTOR, AND CEO OF ALLEGHENY ENERGY, INC.; CHAIRMAN AND CEO OF MONONGAHELA POWER COMPANY, THE POTOMAC EDISON COMPANY AND WEST PENN POWER COMPANY; CHAIRMAN, PRESIDENT, AND CEO OF ALLEGHENY GENERATING COMPANY, AYP CAPITAL, INC., AYP ENERGY, INC., ALLEGHENY COMMUNICATIONS CONNECT, INC., AND ALLEGHENY ENERGY SOLUTIONS, INC.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.) [Amended in Release No. 35-26031 (Paragraph 85,337), effective May 31, 1994, 59 F.R. 21922.]


               Salary or other compensations
              received      to be             Person or company
Name of                    received           from whom received
Recipient        (a)         (b)              or to be received

A. J. NOIA                                    Allegheny Power
      1997                $697,229             Service Corp.
      1998                $525,000
      1999                $546,000
      2000                $567,840

          (b)  Basis for compensation if other than salary.

               Incentive comp/mileage


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned, or any person named in Item 2 above, during the calendar year in connection with the activities described in Item 4 above, and the source or sources of reimbursement for same.

          (a)  Total amount of routine expenses
               charged to client: $36,190.56

          (b)  Itemized list of all other expenses:



Dated: February 16, 1998


                                   /s/ Alan J. Noia